As filed with the Securities and Exchange Commission on May 27, 2025
Securities Act File No. 333-286863

Investment Company Act File No. 811-23739
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. 1 (X)
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 (X)
AMENDMENT NO. 8 (X)
Check appropriate box or boxes
PGIM Private Real Estate Fund, Inc.
(Exact Name of Registrant as Specified in Charter)
655 Broad Street
Newark, New Jersey 07102-4410
(Address of Principal Executive Offices)
(Registrant’s Telephone Number, Including Area Code): (973) 802-5032
Claudia DiGiacomo, Esq.
PGIM Investments LLC
655 Broad Street, Newark, New Jersey 07102
(Name and Address of Agent for Service)
With Copies to:
Benjamin C. Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Jacqueline Edwards, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
__Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
X Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

__ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
__ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
__ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
__ when declared effective pursuant to Section 8(c) of the Securities Act.
X immediately upon filing pursuant to paragraph (b) of Rule 486.
__ on (date) pursuant to paragraph (b) of Rule 486.
__ 60 days after filing pursuant to paragraph (a) of Rule 486.
__ on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:
__ this post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
__ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
__ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
X This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-286863
Check each box that appropriately characterizes the Registrant:
X Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
__ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
__ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
__ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
__ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
__ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
__ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
__ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-286863 and 811-23739) of PGIM Private Real Estate Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference. No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with the Registrant's previous filings.

PART C
OTHER INFORMATION
Item 25: Financial Statements and Exhibits.
Part A: None
Part B: The audited financial statements, including the notes thereto, contained in the Fund’s Annual Report for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on Form N-CSR on March 5, 2025, and as amended on May 27, 2025, are hereby incorporated by reference.
Exhibits
(a)	Articles of Amendment and Restatement. Previously filed on April 27, 2023 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(b)	Amended and Restated Bylaws. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(c)	Not Applicable
(d)(1)	Registrant’s Articles of Amendment and Restatement are incorporated herein by reference.
(d)(2)	Registrant’s Amended and Restated Bylaws are incorporated herein by reference.
(e)	Form of Distribution Reinvestment Plan. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(f)	Not Applicable
(g)(1)
Investment Management Agreement between the Registrant and the Manager. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(g)(2)
Subadvisory Agreement between the Manager and the Subadviser. Previously filed on June 3, 2022 with the
Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(h)(1)
Distribution Agreement between the Registrant and the Distributor. Previously filed on April 27, 2023 with the
Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(h)(2)	Form of Dealer Agreement. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(h)(3)	Distribution and Service Plan. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(i)	Not Applicable
(j)(1)
Custody Agreement. Incorporated by reference to the Strategic Partners Opportunity Funds Post-Effective
Amendment No. 9 to the Registration Statement on Form N-1A filed via EDGAR on April 30, 2003 (File No.
333-95849).

(j)(2)	Amendment to Custody Agreement. Previously filed on June 3, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

Exhibits
(k)(1)
Amended and Restated Transfer Agency Agreement. Incorporated by reference to the Dryden Municipal Bond Fund
Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A filed via EDGAR on June 29, 2007
(File No. 33-10649).

(k)(1)(a)
Amendment to Amended and Restated Transfer Agency Agreement dated March 30, 2022. Previously filed on April
27, 2023 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(k)(1)(b)
Amendment to Amended and Restated Transfer Agency Agreement dated February 5, 2024. Previously filed on
April 26, 2024 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(k)(2)(a)
Amended and Restated Expense Limitation and Reimbursement Agreement. Previously filed on August 8, 2022 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(k)(2)(b)	Expense Limitation and Reimbursement Agreement. Previously filed on April 30, 2025 with the Registrant’s Registration Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.
(k)(3)
Fund Administration and Accounting Agreement between the Registrant and The Bank of New York Mellon.
Incorporated by reference to Prudential Investment Portfolios, Inc. 14 Post-Effective Amendment No. 89 to the
Registration Statement on Form N-1A filed via EDGAR on April 27, 2022 (File No. 002-82976).

(k)(3)(a)
Amendment to Fund Administration and Accounting Agreement. Previously filed on June 3, 2022 with the
Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(k)(4)
Addendum to the Fund Administration and Accounting Agreement. Previously filed on June 3, 2022 with the
Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(k)(5)	Fee Waiver Agreement. Previously filed on April 26, 2024 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(k)(6)	Subadvisory Fee Waiver Agreement. Previously filed on April 26, 2024 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(k)(7)
Credit Agreement with Standard Chartered Bank as of September 18, 2024 by and among the Registrant and
Standard Charted Bank as Administrative Agent. Previously filed on April 30, 2025 with the Registrant’s Registration
Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.

(l)	Opinion and Consent of Venable LLP. Previously filed on April 30, 2025 with the Registrant’s Registration Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.
(m)	Not Applicable
(n)(1)
Consent of Independent Registered Public Accounting Firm. Previously filed on April 30, 2025 with the Registrant’s
Registration Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.

(n)(2)	Consent of Independent Auditors’ of PPREF/RP East Gate Holdings, LLC and Subsidiary. Filed herewith.
(n)(3)	Consent of Independent Auditors’ of PPREF/MI Pearland Industrial, LP. Filed herewith.
(o)	Not Applicable

Exhibits
(p)
Commitment Letter between the Registrant and the Manager. Previously filed on June 3, 2022 with the Registrant’s
Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.

(q)	Not Applicable
(r)(1)	Code of Ethics of the Registrant. Previously filed on April 26, 2024 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(r)(2)	Code of Ethics of the Manager. Incorporated herein by reference to the PGIM Credit Income Fund Registration Statement on Form N-2 filed via EDGAR on March 27, 2025 (File No. 333-274044).
(r)(3)	Code of Ethics of the Subadviser. Previously filed on April 26, 2024 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259133) and incorporated by reference herein.
(s)	Calculation of Filing Fee Tables. Previously filed on April 30, 2025 with the Registrant’s Registration Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.
(t)	Power of Attorney. Previously filed on April 30, 2025 with the Registrant’s Registration Statement on Form N-2 (File No. 333-286863) and incorporated by reference herein.
Item 26: Marketing Arrangements.
The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference.
Item 27: Other Expenses of Issuance and Distribution.
Not applicable.
Item 28: Persons Controlled by or Under Common Control with Registrant.
None.
Item 29: Number of Holders of Securities.
The following table shows the number of holders of securities of the Registrant as of March 31, 2025.
Title of Class	Number of Record Holders
Class S Shares	1
Class T Shares	1
Class D Shares	1
Class I Shares	8
Series A Preferred	125

Item 30: Indemnification
Maryland law permits a Maryland corporation to include a provision in its charter eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s charter contains a provision that eliminates its directors’ and officers’ liability to the maximum extent permitted by Maryland law and the Investment Company Act.
The Registrant’s charter requires it, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer of the Registrant or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the ultimate entitlement to indemnification. The Registrant’s charter also permits it to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or any predecessor of the Registrant. In accordance with the Investment Company Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Manager and Subadviser.
The description of the Manager and Subadviser under the caption “Management and Advisory Arrangements” in the prospectus, which forms part of this Registration Statement, is incorporated by reference herein. Information as to the directors and officers of the Manager and Subadviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Manager and Subadviser in the last two years, is included in each of the Manager’s and Subadviser’s application for registration as an investment adviser on Form ADV (File No. 801-31104, File No. 801-22808 and File No. 801-73882, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference. The Manager’s principal business address is 655 Broad Street, Newark, NJ 07102-4077. The principal business address of the Subadviser is 655 Broad Street, Newark, NJ 07102-4077.
Item 32: Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
■
the Registrant, PGIM Private Real Estate Fund, Inc., 655 Broad Street, Newark, NJ 07102;
■
the Transfer Agent, Prudential Mutual Fund Services LLC, 655 Broad Street, Newark, New Jersey 07102;
■
the Custodian, The Bank of New York, 240 Greenwich Street, New York, New York 10286;
■
the Manager, PGIM Investments LLC, 655 Broad Street, Newark, NJ 07102; and
■
the Subadviser, PGIM Inc., 655 Broad Street, Newark, NJ 07102.
Item 33: Management Services.
Not applicable.
Item 34: Undertakings.
1. Not applicable.
2. Not applicable.
3. The Registrant undertakes:
a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
i. to include any prospectus required by Section 10(a)(3) of the Securities Act;
ii. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d. that, for the purpose of determining liability under the Securities Act to any purchaser:
i. Not applicable;
ii. if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
ii. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
iii. the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
iv. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4. Not applicable.
5. Not applicable.
6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 27th of May, 2025.
PGIM PRIVATE REAL ESTATE FUND, INC.
By: /s/ Stuart S. Parker*
Name: Stuart S. Parker
Title: President and Principal Executive Officer
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
By: /s/ Morris L. McNair, III* Morris L. McNair, III	Director	May 27, 2025
By: /s/ Mary Lee Schneider* Mary Lee Schneider	Director	May 27, 2025
By: /s/ Thomas M. Turpin* Thomas M. Turpin	Director	May 27, 2025
By: /s/ Scott Benjamin* Scott Benjamin	Director and Vice President	May 27, 2025
By: /s/ Stuart S. Parker* Stuart S. Parker	President and Principal Executive Officer	May 27, 2025
By: /s/ Christian J. Kelly* Christian J. Kelly	Chief Financial Officer (Principal Financial Officer)	May 27, 2025
By: /s/ Russ Shupak* Russ Shupak	Treasurer and Principal Accounting Officer	May 27, 2025
*By: /s/ George Hoyt George Hoyt	Agent or Attorney-in-Fact	May 27, 2025
The original powers of attorney authorizing Andrew French, Claudia DiGiacomo, Melissa Gonzalez, Patrick McGuinness, Debra Rubano, George Hoyt and Devan Goolsby to execute the Registration Statement, and any amendments thereto, for the directors and officers of the Registrant on whose behalf this Registration Statement is filed, have been executed and are incorporated by reference herein as Item 25, Exhibit (t).

PGIM PRIVATE REAL ESTATE FUND, INC.
Exhibit Index

(n)(2)	Consent of Independent Auditors’ of PPREF/RP East Gate Holdings, LLC and Subsidiary.
(n)(3)	Consent of Independent Auditors’ of PPREF/MI Pearland Industrial, LP.